EXHIBIT 99.3
EXCHANGE AND SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT is dated as of the 25th day of April, 2013,

AMONG:

BANRO CORPORATION, a corporation continued under the laws of Canada

(“Banro”)

-and-

BANRO GROUP (BARBADOS) LIMITED, a company existing under the laws of Barbados

(“Barbados Subco”)

- and -

BLACKROCK WORLD MINING TRUST PLC

(“BlackRock”)

RECITALS

1
Banro intends to issue common shares and series A preference shares (“Banro Series A Shares”) pursuant to a public offering (“Banro Public Offering”) and to issue to BlackRock series B preference shares (“Banro Series B Shares”) on a private placement basis (“Banro Private Placement”).

2	Barbados Subco intends to issue to BlackRock preferred shares in the capital of Barbados Subco (the “Barbados Preferred Shares”) (“Barbados Share Issue”).

3	The number of Banro Series B Shares purchased by BlackRock will be equal in number to the number of Barbados Preferred Shares purchased by BlackRock.

4
The closing of the Banro Public Offering is conditional upon the closing of the Banro Private Placement and the Barbados Share Issue and the closing of the Barbados Share Issue and the Banro Private Placement is conditional upon the closing of the Banro Public Offering.

5
Pursuant to this Agreement, Banro has agreed to grant each holder of Barbados Preferred Shares from time to time the right to exchange with Banro at any time and from time to time all or any part of such holder’s Barbados Preferred Shares on the basis of one (1) Banro Series A Share for one (1) Barbados Preferred Share and one (1) Banro Series B Share.

6
Banro has agreed that Banro shall not declare or pay any dividends on the Banro Series A Shares unless Barbados Subco is able to and shall simultaneously declare or pay dividends (as applicable) on the Barbados Preferred Shares in the same amount, in the same currency, and using the same record date and same payment date, in accordance with applicable laws.

7           Banro has agreed to make other covenants to and in favour of the holders of Banro Preferred Shares from time to time to provide for the economic equivalency of one (1) Banro Series A Shares with the one (1) Barbados Preferred Share.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, each term denoted by initial capital letters and not otherwise defined herein shall have the following meanings:

(a)	“affiliate” shall have the meaning ascribed thereto in NI 45-106 – Prospectus and Registration Exemptions;

(b)	“Agreement” means this exchange and support agreement as the same may be amended from time to time;

(c)	“Authorized Banro Series A Share Dividend” has the meaning provided in Section 3.1(a) of this Agreement;

(d)	“Banro” means Banro Corporation, a corporation continued under the laws of Canada;

(e)
“Banro Articles” means the articles of continuance of Banro, dated April 2, 2004 as amended by articles of amendment of Banro, dated December 17, 2004 and April 23, 2013 as the same may be amended, re-enacted or replaced from time to time;

(f)	“Banro Common Shares” means the common shares in the capital of Banro;

(g)	“Banro Notes” means the notes issued under the Indenture;

(h)	“Banro Private Placement” has the meaning provided in the recitals to this Agreement;

(i)	“Banro Public Offering” has the meaning provided in the recitals to this Agreement;

(j)	“Banro Series A Shares” has the meaning provided in the recitals to this Agreement;

(k)	“Banro Series B Shares” has the meaning provided in the recitals to this Agreement;

(l)	“Banro Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Banro Series A Shares and Banro Series B Shares, contained in the Banro Articles;

(m)	“Barbados Common Shares” means the common shares in the capital of Barbados Subco;

(n)	“Barbados Preferred Shares” has the meaning provided in the recitals to this Agreement;

(o)	“Barbados Share Issue” has the meaning provided in the recitals to this Agreement;

(p)
“Barbados Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Barbados Common Shares and the Barbados Preferred Shares, contained in the articles of Barbados Subco;

(q)	“Barbados Subco” means Banro Group (Barbados) Limited, a company existing under the laws of Barbados;

(r)	“BlackRock” means BlackRock World Mining Trust plc;

(s)	“Business Day” means any day except Saturday, Sunday or a statutory holiday in Toronto, Ontario, Canada or Bridgetown, Barbados;

(t)	“Closing Date” means the closing date of the Banro Public Offering and the Banro Private Placement;

(u)	“Corresponding Barbados Preferred Share Dividend” has the meaning provided in Section 3.1(c)(i) of this Agreement;

(v)	“Exchange Notice” has the meaning provided in Section 2.2(a) of this Agreement;

(w)	“Exchange Right” has the meaning provided in Section 2.1 of this Agreement;

(x)	“Exchange Unit” means one Barbados Preferred Share together with one Banro Series B Share;

(y)
“Holder” means BlackRock, as initial holder of the Purchased Barbados Shares, and any subsequent holder of one or more Barbados Preferred Shares, including any transferee from BlackRock of any Barbados Preferred Shares and any subsequent transferee thereafter of Barbados Preferred Shares, whether or not the benefits of this Agreement are specifically assigned by the Holder to any transferee of Barbados Preferred Shares;

(z)	“Indenture” means the indenture dated March 2, 2012, between the Corporation, the Guarantors (as defined in such indenture) party thereto and Equity Financial Trust Company, as trustee;

(aa)
“Insolvency Event” means (i) the winding-up of Barbados Subco or the institution by Barbados Subco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent to the institution by Barbados Subco of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution, reorganization, or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Bankruptcy and Insolvency Act (Barbados) insolvency statute, and the failure by Barbados Subco to contest in good faith any such proceedings commenced in respect of Barbados Subco within thirty (30) days of becoming aware thereof, or the consent by Barbados Subco to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Barbados Subco of a general assignment for the benefit of creditors, or the admission in writing by Barbados Subco of its inability to pay its debts generally as they become due;

(bb)	“Liquidation Event” means an event contemplated in Section 6.1(a)(ii) or 6.1(a)(iii);

(cc)
“Party” means Banro, Barbados Subco, BlackRock and any subsequent Holder of Barbados Preferred Shares for so long as such Holder (including BlackRock) holds Barbados Preferred Shares, as applicable, and “Parties” means Banro, Barbados Subco and BlackRock and any such subsequent Holder, collectively;

(dd)	“Purchased Banro Shares” means the 1,200,000 Banro Series B Shares purchased by BlackRock pursuant to the Share Purchase Agreement;
(ee)	“Purchased Barbados Preferred Shares” means the 1,200,000 Barbados Preferred Shares purchased by BlackRock pursuant to the Share Purchase Agreement;

(ff)	“Purchased Shares” means the Purchased Barbados Preferred Shares and the Purchased Banro Shares;

(gg)	“SEC” means the U.S. Securities and Exchange Commission;

(hh)
“Share Purchase Agreement” means the share purchase agreement dated as of April 12, 2013, among Banro, Barbados Subco and BlackRock providing for, among other things, the issuance and sale of the Purchased Shares to BlackRock;

(ii)	“Term” has the meaning provided in Section 7.2 of this Agreement;

(jj)	“U.S. Person” means “U.S. Person” as defined in Regulation S under the U.S. Securities Act; and

(kk)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement.  Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Agreement.  The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa.  Words importing any gender shall include all genders.

1.4	Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

Article 2
EXCHANGE RIGHT

2.1	Grant of the Exchange Right

In consideration of BlackRock purchasing the Purchased Shares and for other good and valuable consideration, Banro hereby grants to BlackRock (and each subsequent Holder from time to time of any Barbados Preferred Shares, including any transferee of any Barbados Preferred Shares from BlackRock and any subsequent transferee of Barbados Preferred Shares thereafter, whether or not rights under this Agreement are formally assigned by BlackRock or any subsequent transferee) the right (the “Exchange Right”) to exchange with Banro at any time and from time to time on notice as provided herein each

Barbados Preferred Share (together with one Banro Series B Share) held by such Holder for one Banro Series A Share.

2.2	Exercise of the Exchange Right

(a)
The Exchange Right may be exercised by any Holder of Barbados Preferred Shares (including without limitation, BlackRock) by delivering to Banro a written notice from any such Holder of Barbados Preferred Shares which:

(i)	states that the Holder is exercising the Exchange Right and requires Banro to effect the exchange;

(ii)	indicates the number of Barbados Preferred Shares (and Banro Series B Shares) subject to the exercise of the Exchange Right;

(iii)
indicates the names in which Banro Series A Shares are to be delivered and the names and addresses of the person to whom Banro Series A Share certificates representing such Banro Series A Shares shall be delivered;

(iv)	encloses the share certificates, duly endorsed for transfer, representing the Barbados Preferred Shares and Banro Series B Shares to be exchanged for Banro Series A Shares; and

(v)
if the Banro Series A Shares upon exercise of the Exchange Right are to be issued to a person other than BlackRock, contains a representation that the Exchange Right is not being exercised in the United States or by or on behalf of a U.S. Person or an exemption from registration is available under the U.S. Securities Act and applicable state securities laws.

(the “Exchange Notice”)

(b)	Upon receipt of the Exchange Notice, Banro shall promptly and in any event within three (3) Business Days:

(i)	issue and deliver as directed by the Exchange Notice one (1) Banro Series A Share for each Exchange Unit to be exchanged pursuant to the Exchange Notice;

(ii)	following the issuance and delivery in (i) above, cancel the Banro Series B Share comprising each such Exchange Unit; and

(iii)	following the issuance and delivery in (i) above, deliver the share certificate representing the Barbados Preferred Share comprising each such Exchange Unit to Barbados Subco.

(c)
Upon receipt of the share certificates referred to in Section 2.2(b)(iii) of this Agreement, Barbados Subco shall promptly effect the purchase for cancellation of the Barbados Preferred Shares and shall:

(i)	cancel the Barbados Preferred Shares represented by such certificates; and

(ii)	issue to Banro such number of Barbados Common Shares as the number of Barbados Preferred Shares cancelled pursuant to this Section 2.2(c) of this Agreement.

The Holder exercising the Exchange Right shall be entitled to retain the amount of any dividend declared but unpaid by Barbados Subco with a dividend record date which occurred prior to the date of exchange of Banro Series A Shares for Barbados Preferred Shares and Banro Series B Shares pursuant to the Exchange Notice.

2.3	Effect of Exercise of Exchange Right Pursuant to Section 2.2

Immediately after the close of business on the date the Exchange Notice is delivered to Banro, the closing of the transaction contemplated by the exercise of the Exchange Right shall be deemed to have occurred and the Holder of the Exchange Units to be exchanged pursuant to the Exchange Notice shall be deemed to have transferred to Banro all of the Holder’s right, title and interest in and to the Banro Series B Shares and Barbados Preferred Shares comprising the Exchange Units and shall not be entitled to exercise any of the rights as shareholder of such shares other than to receive the consideration contemplated in Section 2.2 unless the requisite number of Banro Series A Shares is not delivered within three (3) Business Days as required by Section 2.2(b) and except as provided in Section 2.2(d).

2.4	Automatic Exercise of the Exchange Right

(a)	The Exchange Right shall be deemed to be exercised by each Holder automatically upon the occurrence of either of the following:

(i)	an Insolvency Event; or

(ii)	the fifth (5th) Business Day prior to the effective date of a Liquidation Event.

(b)	In the event of the automatic exercise of the Exchange Right pursuant to Section 2.4(a) of this Agreement, Banro shall be deemed to have:

(i)	issued one (1) Banro Series A Share to each Holder for each Exchange Unit held by each Holder;

(ii)	cancelled the Banro Series B Shares comprising such Exchange Unit; and

(iii)	delivered the share certificate representing the Barbados Preferred Shares comprising each Exchange Unit to Barbados Subco,

in the case of Section 2.4(a)(i), immediately upon the occurrence of the Insolvency Event and in the case of Section 2.4(a)(ii), on the fifth (5th) Business Day prior to the effective date of the Liquidation Event.

(c)
Upon receipt of the share certificate referred to in Section 2.4(b)(iii) of this Agreement, Barbados Subco shall promptly effect the purchase for cancellation of the Barbados Preferred Shares and shall:

(i)	cancel the Barbados Preferred Shares represented by such certificates; and

(ii)	issue to Banro the same number of Barbados Common Shares as the number of Barbados Preferred Shares cancelled pursuant to this Section 2.4(c) of this Agreement.

(d)
The Holders of all the Barbados Preferred Shares may at any time prior to the automatic exercise of the Exchange Right pursuant to this Section 2.4 upon written notice to Banro and Barbados Subco delete this Section 2.4 in which case Section 2.4 shall no longer form part of this Agreement.

(e)
The Holders shall be entitled to retain the amount of any dividend declared but unpaid by Barbados Subco with a dividend record date which occurred prior to the date of exchange of Banro Series A Shares for Barbados Preferred Shares and Banro Series B Shares pursuant to the automatic exercise of the Exchange Right in this Section 2.4.

2.5	Banro Series A Shares

Banro hereby represents and warrants to the Holder that all Banro Series A Shares issued in accordance with the terms and conditions of this Agreement upon the exchange of Barbados Preferred Shares will be duly authorized and validly issued as fully paid and non-assessable shares and shall be free and clear of any lien, claim or encumbrance.

2.6	Adjustments

Banro and Barbados Subco agree with the Holder that the number of Banro Series A Shares issued by Banro in exchange for one (1) Exchange Unit shall be adjusted in the event of any:

(a)	subdivision, reclassification or split of the Banro Series A Shares;

(b)	combination or consolidation of the Banro Series A Shares into a smaller number of shares; or

(c)	reorganization affecting the Banro Series A Shares, whether in connection with a change of control or otherwise,

to the number of Banro Series A Shares required to ensure the exercise of the Exchange Right is based upon the ratio of one Exchange Unit for one (1) Banro Series A Share, upon the exercise of the Exchange Right by the Holder, based upon the number of issued and outstanding Banro Series A Shares, Banro Series B Shares and Barbados Preferred Shares issued and outstanding on the Closing Date.

2.7	Share Certificates

(a)	Banro and Barbados Subco shall cause all certificates representing the Barbados Preferred Shares, as applicable, to bear an appropriate legend notifying the Holder of the Exchange Right.

(b)
Following the exercise of the Exchange Right or the deemed exercise of the Exchange Right in accordance with the terms and conditions of this Agreement, Banro shall issue a share certificate representing the number of Banro Series A Shares issued pursuant to the exercise of such right, registered in the name of the Holder or as directed in the Exchange Notice.

(c)
If a Holder exercises its Exchange Right for some but not all of the Holder’s Barbados Preferred Shares represented by the share certificates delivered with the Exchange Notice pursuant to Section 2.2(a);

(i)	Banro shall issue to the Holder a new share certificate for the Banro Series B Shares not exchanged pursuant to the exercise of the Exchange Right, registered in the name of the Holder; and

(ii)	Barbados Subco shall issue to the Holder a new share certificate for the Barbados Preferred Shares not exchanged pursuant to the exercise of the Exchange Right, registered in the name of the Holder.

2.8	U.S. Securities Requirements

The Banro Series A Shares have not been registered under the U.S. Securities Act or any state securities laws, and the Exchange Right may not be exercised or deemed exercised in the United States or by or on behalf of any U.S. Person unless an exemption from registration is available under the U.S. Securities Act and applicable state securities laws.  For greater certainty, the foregoing shall not prevent the exercise of the Exchange Right by BlackRock provided the Banro Series A Shares are issued to and for the benefit of BlackRock.

2.9	No Fractional Shares

For so long as the each Barbados Preferred Share is exchangeable for one Banro Series A Share, Banro will not be required to deliver and no Holder shall be entitled to receive, fractions of  a Banro Series A Share.

Article 3
DIVIDEND RIGHTS

3.1	Dividends on Banro Series A Shares

Banro covenants in favour of each Holder that:

(a)
In the event the board of directors of Banro authorizes the payment of a dividend on the Banro Series A Shares (“Authorized Banro Series A Share Dividend”), Banro shall provide immediate notice to Barbados Subco which notice shall include:

(i)	the amount of the dividend per Banro Series A Share;

(ii)	the currency in which the dividend is intended to be paid;

(iii)	the record date established for the purposes of identifying the holders of the Banro Series A Shares entitled to receive payment of such declared dividends on the Banro Series A Shares; and

(iv)	the payment date for the Authorized Banro Series A Share Dividend.

(b)	Banro shall ensure that the record date for any dividends authorized on the Banro Series A Shares is not less than seven (7) days after the declaration date of such dividend.

(c)	Upon receipt of the notice referred to in Section 3.1(a) of this Agreement, Barbados Subco shall:

(i)	promptly confirm if Barbados Subco is able to declare and pay a dividend on the Barbados Preferred Shares:

(A)	in the same amount per Barbados Preferred Share;

(B)	in the same currency;

(C)	using the same record date for the purposes of identifying the holders of the Barbados Preferred Shares entitled to receive payment of such dividends on the Barbados Preferred Shares; and

(D)	using the same payment date,

as the Authorized Banro Series A Share Dividend, in accordance with applicable laws (“Corresponding Barbados Preferred Share Dividend”);

(ii)
if Barbados Subco is able to declare and pay the Corresponding Barbados Preferred Share Dividend, Barbados Subco shall promptly obtain the authorization of the board of directors of Barbados Subco for the payment of such dividend and prepare any documents and take any action that may be necessary to effect the payment of such dividend; and

(iii)	provide prompt notice to Banro confirming whether or not Barbados Subco is able to declare and pay a Corresponding Barbados Preferred Share Dividend.

(d)	If Barbados Subco is able to declare and pay the Corresponding Barbados Preferred Share Dividend:

(i)	Banro shall declare and pay on the applicable payment date, the Authorized Banro Series A Share Dividend; and

(ii)	Barbados Subco shall declare and pay on the same applicable payment date, the Corresponding Barbados Preferred Share Dividend.

(e)
If Barbados Subco is not able to declare or pay the Corresponding Barbados Preferred Share Dividend in accordance with applicable laws or does not declare or pay the Corresponding Barbados Preferred Share Dividend, Banro shall not declare or pay the applicable Authorized Banro Series A Share Dividend.

3.2	No Payment of Dividends

Banro covenants and agrees that except with the approval of the Holders of Barbados Preferred Shares obtained as provided in Section 7.3 hereof for an amendment to this Agreement, Banro shall not declare or pay any dividends on the Banro Series A Shares unless Barbados Subco simultaneously declares and pays a dividend in the same amount per share and currency on the Barbados Preferred Shares and Barbados Subco shall not declare or pay any dividends on the Barbados Preferred Shares unless Banro simultaneously declares and pays a dividend in the same amount per share and currency on the Banro Series A Shares.

3.3	Dividends Continue to Accrue

For greater certainty, each of Banro and Barbados Subco acknowledges and agrees with the Holders that the failure of Banro and Barbados Subco to declare or pay any dividend as contemplated by the Banro Share Provisions or the Barbados Share Provisions as a result of this Agreement shall not affect the accrual of such unpaid dividends as part of the Liquidation Preference (as such term is defined in the applicable share provisions) or Dividend Liquidation Preference (as such term is defined in the applicable share provisions) on the Banro Series A Shares or the Barbados Preferred Shares.

Article 4
REDEMPTION RIGHTS

4.1	Redemption of Banro Series A Shares

Banro covenants and agrees that except with the approval of the Holders of Barbados Preferred Shares obtained as provided in Section 7.3 hereof for an amendment to this Agreement, Banro shall not authorize the redemption of or redeem, any of the Banro Series A Shares pursuant to Section 1.6 of the Banro Share Provisions unless Barbados Subco has also elected to at its option pursuant to Section 2.6 of the Barbados Share Provisions to redeem and does redeem the same percentage of Barbados

Preferred Shares as the percentage of Banro Series A Shares to be redeemed by Banro, and otherwise on the same terms including the date of the notice of redemption, redemption proceeds per share, and the date of redemption and Barbados Subco has or will have sufficient funds to effect such redemption in accordance with applicable law.

4.2	Redemption of Barbados Preferred Shares at Option of Barbados Subco

(a)
Barbados Subco shall not exercise its option to redeem the Barbados Preferred Shares pursuant to Section 2.6 of the Barbados Share Provisions unless such redemption is permitted in accordance with the provisions of Section 4.2(b) of this Agreement.

(b)	Barbados Subco shall only exercise its option to redeem the Barbados Preferred Shares if:

(i)
Banro has delivered to Barbados Subco a notice that it has authorized the redemption of the same percentage of Banro Series A Shares as the percentage of Barbados Preferred Shares that Barbados Subco proposes to redeem, in each case for the same redemption amount and with the same redemption date;

(ii)
Barbados Subco has delivered a notice to holders of Barbados Preferred Shares specifying its intention to redeem the same percentage of Barbados Preferred Shares in accordance with Section 2.6.4 of the Barbados Share Provisions as the percentage of Banro Series A Shares in the notice delivered by Banro in Section 4.2(b)(i) of this Agreement; and

(iii)
Banro has paid the redemption proceeds in connection with the applicable redemption of the Banro Series A Shares on the same Business Day as the Barbados Subco has paid the redemption proceeds in connection with the redemption of the Barbados Preferred Shares, which shall be set out in the notice delivered by Barbados Subco in Section 4.2(b)(ii) of this Agreement.

4.3	Redemption of Barbados Preferred Shares and Banro Series B Shares at Option of Holders

(a)
In the event one or more Holders delivers a redemption demand in accordance with Section 2.7.5.1 of the Barbados Share Provisions, and the provisions of Section 2.7.6.1.2 of the Barbados Share Provisions are applicable, Banro covenants and agrees with each Holder that:

(i)
Banro shall not redeem more than the Relevant Percentage (as defined in Section 2.7.6.1.3 of the Barbado Share Provisions) of Banro Series A Shares that have been so tendered for redemption, in accordance with the mandatory redemption terms thereof; and

(ii)
Banro shall purchase for cancellation from Holders that have delivered such a redemption demand a number of Barbados Preferred Shares equal to the difference between the Relevant Percentage of the  Barbados Preferred Shares so tendered for redemption less the number of Barbados Preferred Shares that have been redeemed pursuant to Section 2.7.6.1.4 of the Barbados Share Provisions in respect of such redemption demands, at the same price at which Barbados Preferred Shares and Banro Series A Shares are to be redeemed  on the redemption date and otherwise in accordance with the mandatory redemption terms thereof, provided that notwithstanding the foregoing (i) and (ii), for as long as the Banro Notes remain outstanding, Banro shall have no obligation to cause Banro to purchase Barbados Preferred Shares for cancellation pursuant to Section 4.3(a)(ii)

Article 5
TRANSFER RESTRICTIONS

For greater certainty, Banro represents to each Holder that the Barbados Preferred Shares are not subject to any restrictions on transfer imposed by Barbados Subco.

Banro covenants and agrees with each Holder that if any exchange control approval is required under the laws of Barbados to effect any transfer of Barbados Preferred Shares by a Holder, including pursuant to the Exchange Right, Banro shall use its best efforts to co-operate with the Holder and the transferee to expeditiously obtain such exchange control approval.

Article 6
COVENANTS OF BANRO AND BARBADOS SUBCO

6.1	So long as any Barbados Preferred Shares not owned by Banro and its affiliates are outstanding, Banro covenants to and for the benefit of each Holder that:

(a)	Banro shall, and shall cause Barbados Subco to, provide prompt written notice to the Holders of:

(i)	any Insolvency Event upon Banro or Barbados Subco being aware of any such event;

(ii)
in the event of any determination by the board of directors of Banro to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Banro or to effect any other distribution of assets of Banro among its shareholders for the purpose of winding up its affairs, at least sixty (60) days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(iii)
as soon as practicable following the earlier of (A) receipt by Banro of notice of, and (B) Banro otherwise becoming aware of, any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Banro or to effect any other distribution of assets of Banro among its shareholders for the purpose of winding up its affairs, in each case where Banro has failed to contest in good faith any such proceeding commenced in respect of Banro within thirty (30) days of becoming aware thereof.

(b)
If any Banro Series A Shares to be issued and delivered pursuant to the Exchange Right require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent under applicable laws, Banro shall in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Banro Series A Shares to be and remain duly registered, qualified or approved.

(c)	Banro shall ensure that the record date for any meeting of any holders of Banro Series A Shares is not less than seven (7) days after that announcement of such meeting.

(d)	Banro shall at all times directly or indirectly hold all of the issued and outstanding shares in the capital of Barbados Subco, except for the Barbados Preferred Shares.

(e)
Banro shall appoint proxyholders with respect to all Barbados Preferred Shares and Banro Series B Shares held by it and its affiliates for the sole purpose of attending each meeting of holders of Barbados Preferred Shares, Banro Series B Shares and Banro Series A Shares as the case may be in order to be counted as part of the quorum for each such meeting and further covenants and agrees with each Holder that it will not and will cause its affiliates not to exercise any voting rights which may be exercisable by holders of the Barbados Preferred Shares or Banro Series B Shares from time to time with respect to any Barbados Preferred Shares or Banro Series B Shares held by Banro or by its affiliates in respect of any matter considered at any meeting of holders of Barbados Preferred Shares.

(f)
Banro shall not exercise and shall not permit any affiliate of Banro to exercise its vote as a shareholder of Barbados Subco to initiate the voluntary liquidation, dissolution or winding up of Barbados Subco nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Barbados Subco.

(g)
In the event of a Change of Control as such term is defined in the Indenture, the Banro Series A Shares and the Banro Series B Shares shall continue to remain outstanding, and Banro shall procure that the person/entity which acquires control of Banro pursuant to such Change of Control complies with the terms of the Banro Series A Shares, the Banro Series B Shares, the Exchange Right and other relevant documentation, as the case may be, or (in the case of a Change of Control involving a sale of all or substantially all of the assets of Banro) Banro enters into arrangements with the person/entity acquiring control of Banro on terms that are reasonably satisfactory to the holders of the Barbados Preferred Shares, pursuant to which such person/entity will issue to the holders of the Banro Series A Shares, in exchange for their Banro Series A Shares, preferred shares having terms substantially identical to those of the Banro Series A Shares, in which case (A) on exercise of the Exchange Right, holders of Barbados Preferred Shares shall receive in lieu of Banro Series A Shares such preferred shares of such person or entity and (B) a sufficient number of such preferred shares shall be reserved for issuance to holders of Barbados Preferred Shares on exercise of the Exchange Right.

(h)	A sufficient number of Banro Series A Shares shall be reserved at all times for issuance to the holders of Barbados Preferred Shares.

(i)	Banro shall cause Barbados Subco to remain a duly licensed International Business Company as defined under Barbados law.

(j)	Banro shall cause the Banro Series A Shares to continue to be listed on a Canadian stock exchange.

(k)
If Holders of in excess of two thirds of the outstanding Barbados Preferred Shares request that this Agreement be replaced with an equivalent agreement with the same rights for Holders but with a trustee to hold the benefit of such rights for the Holders, Banro shall use reasonable commercial efforts to enter into such a replacement  agreement with a trustee, including causing Barbados Subco to become a party to such an agreement, which agreement will be subject to the approval of the Holders in accordance with Section 7.3 and the cost of such agreement shall be borne by Barbados Subco.

(l)
Banro covenants and agrees that it shall not exercise the recirculation right set out in Section 1.8 of the Banro Share Provisions contained in the articles of amendment issued on April 23, 2013 without the prior consent of the holders of the Barbados Preferred Shares in accordance with Section 7.3 or within sixty (60) days of any exercise of the Exchange Right (which obligation shall survive termination of this Agreement).

(m)	Banro shall not:

(i)
 declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Banro ranking junior to the Banro Series A Shares) on the Banro Common Shares or any other shares of the ranking junior to the Banro Series A Shares with respect to payment of dividends; or

(ii)	call for redemption, purchase, reduce or otherwise pay for any shares of Banro ranking junior to the Banro Series A Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding Dividend Payment Date on the Banro Series A Shares and on all other preference shares of Banro ranking prior to or on a parity with the Banro Series A Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in (i) and (ii) above.

Article 7
GENERAL

7.1	Specific Performance

Banro and Barbados Subco acknowledge to BlackRock that any breach of this Agreement by Banro or Barbados Subco would cause serious and irreparable damage and harm to Holders (including BlackRock) and that remedies at law would be inadequate to protect against breach of this Agreement, and agree in advance to the granting of injunctive relief in favour of Holders (including BlackRock) for any breach of the provisions of this Agreement and to the specific enforcement of the terms of this Agreement, without proof of actual damages, and without the requirement to post a bond or other security, in addition to any other remedy to which any Holder (including BlackRock) would be entitled.

7.2	Term

This Agreement shall continue in full force and effect from the date hereof until the earlier to occur of one of the following events: (i) no outstanding Banro Series B Shares or Barbados Preferred Shares are held by any Holder other than Banro and its affiliates; and (ii) each of Banro, Barbados Subco and the Holders with the approval required for an amendment of this Agreement pursuant to Section 7.3 agree in writing to terminate this Agreement (the “Term”).

7.3	Amendment

This Agreement may not be amended or modified except by an agreement in writing executed by Banro, Barbados Subco and approved by the holders of two-thirds of the Barbados Preferred Shares at a duly called meeting of the holders of the Barbados Preferred Shares or with the unanimous written consent of the holders of the Barbados Preferred Shares.

7.4	Further Assurances

Each Party will, at the reasonable request of any other Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such further and other acts or things as may be reasonably required to give effect to, and carry out the intent of, this Agreement.

7.5	Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

7.6	Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties hereto, the Holders from time to time, and their respective successors and permitted assigns, and shall be enforceable by each Holder.  For greater certainty, BlackRock (or any subsequent Holder) shall be able to specifically assign the Exchange Right and each other right under this Agreement with respect to each Barbados Preferred Share transferred by it without reducing its existing rights under this Agreement with respect to any Barbados Preferred Shares held by it, and rights under this Agreement shall be deemed to be transferred by BlackRock (or any subsequent Holder) on any transfer of Barbados Preferred Shares without reducing any rights a Holder has under this Agreement with respect to Barbados Preferred Shares retained by it with or without any specific assignment of rights under the Agreement by the Holder.

7.7	Notices to Parties

(a)	Any notice, consent, waiver or other communication given under this Agreement must be in writing and given by delivering it (personally or by courier) or sending it by facsimile addressed:

(i)	to Banro at:

1 First Canadian Place
100 King Street West, Suite 7070,
Toronto, Ontario,
M5X 1E3

Attention: Donat Madilo, Chief Financial Officer

Facsimile: 416-366-7722

(ii)	to Barbados Subco at:

Parker House
Wildey Business Park
Wildey Road, St.Michael
Barbados BB14006

Attention: W. Peter A. Douglas

Facsimile: 246-436-9812

With a copy to:

Clarke Gittens Farmer
Parker House
Wildey Business Park
Wildey Road, St.Michael
Barbados BB14006

Attention: Gillian M.H. Clarke

Facsimile: 246-436-9812

(iii)	to BlackRock at:

12 Throgmorton Avenue
London, England
EC2N 2DL

Attention: Victoria Volkova

Facsimile: +44- 207-743-1000
(b)
Any such notice is deemed to have been delivered and received on the date of  delivery or transmission by facsimile, as applicable, if the day is a Business Day and delivery or transmission was received by the recipient Party prior to 5 pm (Toronto time) and otherwise on the next Business Day.  Delivery of a notice or other communication by e-mail is not an effective means of notice for purposes of this Agreement.  A Party may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

7.8	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

7.9	Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.10	Attornment

Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Sworn before me:	BANRO CORPORATION
Per:
Name:
Notary Public		Title:

Witnessed by:	BANRO GROUP (BARBADOS) LIMITED
Per:
Name:
Name:		Title:
Title:
Address:
Occupation:

Sworn before me:	BLACKROCK WORLD MINING TRUST PLC
Per:
Name:
Notary Public		Title: